Exhibit 99.1

September 23, 2008	Trading Symbol: URA – TSX.V

Colorado Drill Program Yields 8.0 feet of 0.714% eU3O8

Anglo Canadian Uranium Corp. (URA -- TSX.V) is pleased to announce it has received further results from the recently completed drill program on its 100% owned Gunslinger uranium property in Mesa County, Southwestern Colorado.

This drill program has tested two 25-hole cluster drill-outs within the Outlaw Mesa Uranium Project area, which includes the Gunslinger, the Gunfighter  and the Lonestar zones. To date, forty-two (42) holes have been completed with an additional twenty (20) holes to be completed in the third quarter of 2008. Probe work is being done by Jet West Geophysical Services of Farmington, New Mexico.

The best results obtained from the Gunslinger zone, so far, include:

Drill Hole	From	To	Interval (feet)	Grade eU3O8	Grade x Thickness

GS-08-23	260	264.5	4.5	0.076	0.34
GS-08-24	248.2	256.2	8.0	0.714	5.71
GS-08-25	244.8	248.3	3.5	0.060	0.21
GS-08-26	247.4	250.4	3.0	0.024	0.07
GS-08-27	241.3	244.3	3.0	0.086	0.26

The “e” preceding the U3O8 assays indicates that these values were calculated using a gamma ray probe rather than a chemical analytical method.

These holes are located over a distance of 38 m (125 feet) north-south by about 15m (50 feet) east-west. A map outlining this drilling program is available on the company web site at: www.anglocanex.com.

The Outlaw Mesa Uranium Project contains the Lonester, Gunslinger and the Gunfighter deposits.

The Gunslinger, which is surrounded on three sides by the Department of Energy (DOE) uranium leases, has a historical resource of 258,000 pounds of U3O8.  Several mines in the area, including the G1 and G2, produced 165,397 tons at 0.25% U3O8 and 1.09% V2O5 between 1950 and 1960.  Union Carbide operated the Worchester Mine from 1948 to 1962 which produced 253,703 tons at a range of 0.22% to 0.42 % U3O8 and 1.43% to 1.80% V2O5.

With regard to the historical information referred to in this news release and details regarding the location of these historical resources, the Company considers them to be relevant but not to

NI 43-101 standards.

The technical portion of this release has been approved by John Nebocat, PEng.,  a qualified person under NI 43-101.

About Anglo Canadian Uranium Corp.

Anglo-Canadian Uranium is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:

 “Len J.Harris”

Len J. Harris, President

T: 604 669 6807

Toll Free: 866 488 3838

E: len@anglocanex.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.